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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)

UStel, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

0009173251
(CUSIP Number)

Jeffrey D. Segal, Esq.
Jeffrey D. Segal, A Professional Corporation
10390 Santa Monica Boulevard, Fourth Floor
Los Angeles, California   90025
(310) 788-0800
(Name, Address and Telephone Number
of Person Authorized to Receive Notices and Communications)

July 3, 1997
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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1)Name of Reporting Person
S.S. OR I.R.S. Identification No. of Above Person

     ROYCE DIENER

2)          Check the Appropriate Box if a Member of a Group*
          (a) / /
          (b) /X/

3)          SEC Use Only


4)          Source of Funds*
                          PF

5)          Check if Disclosure of Legal Proceedings is Required
          Pursuant to Items 2(d) or 2(e)
          / /

6)          Citizenship or Place of Organization
               United States

     Number of          7)     Sole Voting Power
       Shares                      285,132

     Beneficially       8)     Shared Voting Power
      Owned by                     267,211

        Each            9)     Sole Dispositive Power
      Reporting                    285,132

       Person          10)     Shared Dispositive Power
        With                       267,211

11)          Aggregate Amount Beneficially Owned by Each Reporting Person
                348,594

12)          Check if the Aggregate Amount in Row (11) Excludes Certain
              Shares*
             /X/

13)          Percent of Class Represented by Amount in Row (11)
                5.1%

14)          Type of Reporting Person*
                IN


*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
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          The Schedule 13D originally filed with the Securities and Exchange
Commission (the "SEC") by EDGAR on behalf of, inter alia, Royce Diener ("Diener") on August 14, 1996, as amended by that certain Amendment No. 1 to
Schedule 13D filed with the SEC on behalf of, inter alia, Diener on July 11, 1997 (the "Amendment No. 1"), is hereby amended by this Amendment No. 2 to
Schedule 13D (the "Amendment No. 2") to report certain sales of securities made in the open market, as more particularly described in Item 5 hereof, pursuant to Section 13(d) of the Securities and Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder. For information regarding Items 2, 3, 4, 6 and 7 reference is made to the Amendment No. 1.

ITEM 1.     SECURITY AND ISSUER.

          The class of equity securities to which this Statement on Schedule 13D relates is the Common Stock, $0.01 par value per share (the "Common Stock"), of UStel, Inc., a Minnesota corporation (the "Issuer"). The principal executive office and mailing address of the Issuer is 6167 Bristol Parkway, Suite 300, Culver City, California, 90230.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

          (a) (b) According to information furnished to Diener by the Issuer, there were 6,787,778 shares of Common Stock issued and outstanding as of July 23, 1997. Diener is the trustee of Palisades USTL Trust ("Palisades"), and owns a 23.8% beneficial interest in Palisades. Palisades reports direct holdings of 267,211 shares of Common Stock of the Issuer. By virtue of his position with and ownership interest in Palisades, Diener may be deemed to have shared voting and dispositive power with Palisades. However, there is no formal agreement, written or oral, regarding the acquisition, disposition or voting of the securities of the Issuer as between Diener and Palisades. Even though Diener may consult with Palisades in his capacity as trustee, in addition to being a director of Issuer, membership in a group is disclaimed.

          In addition to Diener's beneficial interest in Palisades (corresponding to 63,462 shares of Common Stock of the Issuer), Diener also reports direct holdings of 285,132 shares of Common Stock of the Issuer, amounting in the aggregate to approximately 5.1% of the issued and outstanding shares of Common Stock, with respect to which Diener has the sole voting and investment power.

          (c) Except as described below, Diener has not acquired or disposed of any shares of Common Stock of the Issuer during the past sixty
(60) days:

     (1) On June 16, 1997, Mr. Diener sold 2,000 shares of Common Stock of the Issuer at $3.75 on the open market.

     (2) On June 18, 1997, Mr. Diener sold 48,000 shares of Common Stock of the Issuer at $3.25 on the open market.

          (d) (e)     Not applicable.

SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

August 14, 1997.

                                   ROYCE DIENER


                                   /s/ ROYCE DIENER
                                   ROYCE DIENER, Trustee